Erik L. Mengwall Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4050 Main 212.407.4000 Fax 212.407.4990 emengwall@loeb.com

August 29, 2025

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services 100 F Street, N.E. Washington, D.C. 20549 Attn: Suying Li, Rufus Decker, Alyssa Wall and Donald Field

Re:TDE Group Limited
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted May 2, 2025
CIK No. 0002053475

Ladies and Gentlemen:

On behalf of our client, TDE Group Limited (the “Company”), we hereby provide a response to the comments issued in the letter dated May 13, 2025 from the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff’s Letter”) regarding the above-referenced Amendment No. 2 to Draft Registration Statement on Form F-1 submitted May 2, 2025.

Contemporaneously, the Company is filing the Registration Statement via EDGAR (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Staff’s Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amended Registration Statement.

241743008.1 245749-10001

U.S. Securities and Exchange Commission August 29, 2025 Page 2

Amendment No. 2 to Draft Registration Statement on Form F-1

Capitalization, page 50

1.Please include bank borrowings as a component of your total capitalization and indebtedness. Refer to Item 3.B of Form 20-F.

Response:  In response to the Staff’s comment, the Company has amended the disclosure on page 52 of the Amended Registration Statement.

Please call me at +1 (212) 407 4050 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Erik Mengwall

Erik Mengwall
Partner

241743008.1
245749-10001